MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, April 30, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicates MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045 and General Rule No. 30 of your Commission, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

As reported in the Material Fact dated March 28, 2025, the Company ultimately registered a pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) in the systems of the Santiago Stock Exchange (the “Exchange”), for the purchase, through said pro rata mechanism, of up to 9,671,006,041 shares of the Company, in order to implement the share repurchase program approved at the Extraordinary Shareholders’ Meeting of the Company held on March 17, 2025.

The OFB was duly registered in the Exchange’s systems on March 28, 2025, becoming effective as of April 1, 2025, for a term of 30 days, that is, from April 1 to April 30, 2025. The price of the OFB was set at CLP$15.02 (fifteen point zero two pesos, legal currency in Chile) per share.

Now that the deadline for submitting orders for the OFB has passed as of today, and thus the validity period has expired, the OFB is declared fully successful, as orders were received for a total of 24,432,443,247 of the Company’s shares, which exceeds the aforementioned maximum number of shares defined in the OFB and which 24,432,443,247 shares ultimately represent 252.63% of said maximum amount.

Accordingly, under the OFB, the Company will acquire 9,671,006,041 shares of the Company, at the aforementioned price of CLP$15.02 (fifteen point zero two pesos, legal currency in Chile) per share. Given that there was an oversubscription of shares accepted for sale in relation to the total number of shares the Company offered to purchase under the OFB, the Company will acquire such shares at the effective pro rata ratio to be determined and announced by the Exchange this Friday, May 2, 2025.

The settlement process and other implementation details of the OFB are being handled by J.P. Morgan Corredores de Bolsa SpA and Banchile Corredores de Bolsa S.A.
.

Sincerely,

Juan Carlos Menció
Legal and Compliance Vice President
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange
Chilean Electronic Stock Exchange, Stock Exchange